Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
June 3, 2008	NYSE: SLW

SILVER WHEATON ACQUIRES 50% OF LIFE OF MINE SILVER PRODUCTION FROM AURCANA’S LA NEGRA MINE IN MEXICO

Vancouver, British Columbia, June 3, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) is pleased to announce that it has agreed to purchase 50% of the life of mine silver produced at the La Negra mine located in Queretaro State, Mexico.  The La Negra mine, which is 80% owned by Aurcana Corporation (“Aurcana”) (TSX-V:AUN), is a 1,000 tonne per day polymetallic mine originally discovered, developed and operated for thirty years by Peñoles S.A. de C.V. (“Peñoles”).

Silver Wheaton will pay Aurcana an upfront cash payment of US$25 million in order to acquire 50% of all silver produced from the La Negra mine for the lesser of US$3.90 (subject to a one percent annual adjustment starting in year four after production commences) or the prevailing market price per ounce of silver.  Payment for the transaction will be drawn from existing credit facilities.  The transaction is expected to close by June 20, 2008.

As part of this agreement, Aurcana has also agreed to complete a separate life of mine silver stream agreement on its soon to be acquired Shafter Silver Mine located in Texas, USA.  Terms of the future agreement are expected to be announced in the third quarter of 2008.

Peñoles began operations at the La Negra mine in 1970 and processed a total of 6.7 million tonnes over a thirty year period.  Average silver grades over this period were 169 grams per tonne, producing over 30 million ounces of silver along with substantive zinc, copper and lead.  When Peñoles placed the operation on standby in 2000, they reported mineral reserves of 1.22 million tonnes of ore with a silver grade of 161 grams per tonne, and inferred mineral resources of 2.15 million tonnes with a silver grade of 152 grams per tonne as reported by Aurcana in their news releases dated February 2 and May 21, 2008.  These historic mineral reserves and resources are not National Instrument 43-101 compliant, as Peñoles did not report them to NI 43-101 standards and, therefore, should not be relied on.

In early 2006, Aurcana purchased an 80% interest in the mine and initiated a drilling and development program on the Alacran and Monica zones, with a focus on testing and expanding the historical reserves and resources.  Results have lead to an almost 80% increase of resources over the historical Peñoles resources in those areas as reported by Aurcana in their news releases date January 25 and March 19, 2008.

Commercial production commenced in July 2007 at 1,000 tonnes per day, and Aurcana has announced plans to increase production to 2,000 tonnes per day (as per Aurcana news releases dated October 12, 2007 and February 26, 2008).

Exploration potential at La Negra mine is considered excellent and Aurcana is currently completing a 15,000 metre underground drill program, which has confirmed historical data and discovered new zones of mineralization, according to their news releases dated April 11 and May 21, 2008.

“In addition to the silver stream agreement on the prospective La Negra mine, this agreement will allow Silver Wheaton to acquire a silver stream at the Shafter Silver mine, which is expected to be in production by the end of 2009”, said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “We look forward to working with the Aurcana management team to help build their company going forward.”

Salman Partners Inc. acted as financial advisors to Silver Wheaton on this transaction.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.  Production rates and resources are as reported by Aurcana in a news release dated October 12, 2007.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to mineral reserve and resource estimates, the expected future silver sales by Silver Wheaton and Aurcana and future production from the La Negra and Shafter Silver mines.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver, such as the La Negra and Shafter Silver  mines, and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Annual Information Form dated March 28, 2008   Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

 Website: www.silverwheaton.com